Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

May 17, 2005

3.

News Release

May 17, 2005 via Filing Services Canada and CCN Matthews

4.

Summary of Material Change

Titan Trading Analytics Inc. is pleased to announce it has entered into an agreement with Joseph Vaccarello, III whereby Mr. Vaccarello will open and manage Titan’s new Proprietary Trading Division located in Titan’s office in West Palm Beach, Florida.

5.

Full Description of Material Change

Titan Trading Analytics Inc. ("Titan") is pleased to announce it has entered into an agreement with Joseph Vaccarello, III whereby Mr. Vaccarello will open and manage Titan’s new Proprietary Trading Division ("PTD") located in Titan’s office in West Palm Beach, Florida.

Mr. Vaccarello will assemble a team of experienced traders with proven track records who will trade liquid large cap New York and Nasdaq stocks. Titan will provide the traders with access to trading funds and the use of Titan’s Order Processing Software ("TOPS").

Mr. Vaccarello graduated from Penn State University in 1989 with a degree in Finance. He has been successful over the last 13 years in the trading industry with a focus on position trading. For 10 of these 13 years, he has traded his own funds, typically holding position trades for 1 to 3 days. His past work experience includes managing a 10-person trading desk at Schonfeld Securities in Florida and participating as a limited partner for 4 years at Roy Brothers Trading LLC. For additional information on Schonfeld, refer to the "Last Man Standing" article in Forbes Magazine, May 2005 issue.

On behalf of Titan, Philip Carrozza states: "We are excited that Joseph Vaccarello, with his proven track record and experience, has decided to join Titan to manage our new Proprietary Trading Division. This division is expected to provide an excellent structure for Titan to generate revenue with its TOPS software."

Mr. Vaccarello, after spending the last month at Titan’s trading office at West Palm Beach, states: "The trader is always looking for an edge. The transition from manual trading to greybox trading is a reality in the trading world. By joining Titan I am pleased to have the opportunity to work with its state-of-the-art greybox software."

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

May 17, 2005